ELK ASSOCIATES FUNDING CORPORATION                     747 Third Avenue
                                                       New York, New York 10017
                                                       212-355-2449 800-214-1047
                                                       Fax 212-759-3338

              A FEDERAL LICENSEE UNDER THE SMALL BUSINESS INVESTMENT ACT OF 1958
--------------------------------------------------------------------------------

                                        August 29, 1997

Dear Stockholders:

     Enclosed with this letter you will find a Press Release dated August 29, 1997, together with a copy of our annual audited financial statements for the year ended June 30, 1997. The Press Release summarizes our continued financial developments, and highlights some of the important achievements that we have accomplished during the past fiscal year.

     The Board of Directors and management are very pleased with the progress we are making in increasing our earnings along with the amount of increase in our loan portfolio and asset base. During the fiscal year our earnings increased 15% to a pre-tax level of $1,049,023 at June 30, 1997 vs $914,206 at June 30, 1996.
In addition, the earnings at June 30, 1996 contained certain one-time recoveries from sales of defaulted assets acquired that did not repeat in fiscal 1997, and accordingly, our earnings growth was actually over 20% year to year. Total investment income increased 31% to $4,034,913 for fiscal year June 30, 1997 which was substantially in excess of the $3,084,412 received during fiscal year ended June 30, 1996.

     Our Loan portfolio grew 38% (over a $9,000,000 increase) in the last fiscal year to $32,924,206 at June 30, 1997 from $23,840,421 at June 30, 1997. Total assets also increased 38% (over a $10,000,000 increase) to $37,026,021 at June 30, 1997 from $26,721,186 at June 30, 1996.

     Our earnings at June 30, 1997 after income tax was $1,020,347, which consisted of realized cash earnings of $995,347 and non cash gains from the sale of a preferred stock to a borrower in exchange for a debt instrument of $25,000. Furthermore, our balance sheet now also reflects unrealized appreciation (at June 30, 1997) on our equity investments in the common stock of certain corporations that own Chicago taxi medallions. The amount of unrealized appreciation at June 30, 1997 was recorded at $58,241.

     During the fiscal year ended June 30, 1997, the Company also refinanced an SBA Debenture in the amount of $408,000 that matured in March, 1997 by selling a new debenture guaranteed by SBA in the amount of $430,000. In addition, the common stockholders paid in capital increased by an additional $711,448 as a result of the reduction of the SBA's interest in the restricted capital account. The remaining balance of $1,679,820 in the SBA's restricted capital account will continue to decrease, and the Company's additional paid in capital account will continue to increase at the rate of $59,287 per month until November, 1999 when, provided the Company remains in compliance with applicable SBA requirements, the restricted capital account is scheduled to be zero.

     During the fiscal year ended June 30, 1997, the Company was able to increase its credit lines with commercial banks to

ELK ASSOCIATES FUNDING CORPORATION                     747 Third Avenue
                                                       New York, New York 10017
                                                       212-355-2449 800-214-1047
                                                       Fax 212-759-3338

              A FEDERAL LICENSEE UNDER THE SMALL BUSINESS INVESTMENT ACT OF 1958
--------------------------------------------------------------------------------


Letter to Stockholders
August 29, 1997
Page 2


$20,000,000 from $14,000,000 at June 30, 1996. The Company also substantially increased the amount utilized under these lines by increasing outstanding bank debt to $16,820,000 at June 30, 1997 from $6,625,000 at June 30, 1996. The substantial increase in bank debt was primarily utilized to increase the size of our loan and investment portfolio, and to allow us to be in compliance with our compensating balance requirements that we are required to maintain with our banks. Due to the compensating balance requirements, our cash position increased to $1,853,032 at June 30, 1997 from $1,072,783 at June 30, 1996.

     During the fiscal year ended June 30, 1997, the Company distributed cash dividends of .18 cents per share in July, 1996 (as a part distribution of earnings from the fourth quarter of the fiscal year ended June 30, 1996; 20.75 cents per share in September, 1996 consisting of 6.75 cents per share final distribution of earnings from the fiscal year ended June 30, 1996, and .14 cents per share on account of the first quarter of fiscal year ending June 30, 1997. Thereafter, dividends were paid at the rate of .17 cents per share in December, 1996, and .18 cents in April, 1997. A dividend of .18 cents per share for the fourth quarter of the fiscal year was paid in August, 1997. We have calculated that a final dividend of approximately .10 cents per share should be declared by the Board of Directors at the next meeting in order to pay out the amount of remaining retained earnings earned during the fiscal year. We would expect that this dividend will be paid at the end of September, or in early October, 1997. Accordingly, on an accrual basis, and after payment of a final anticipated dividend of .10 cents per share, the Company will have paid out .77 cents per share from realized earnings for the fiscal year ended June 30, 1997.

     During the fiscal year ended June 30, 1997, the Company also was able to amend its Certificate of Incorporation and enter into an agreement with SBA whereby the Company is allowed to make loans and investments into small business concerns that are not owned by persons who are socially or economically disadvantaged individuals. The Company believes that this change will open many opportunities to the Company that it was previously unable to consider due to its license requirements with SBA.

     We are pleased to be able to report the above results.

                                        Sincerely yours,


                                        /s/ Gary C. Granoff
                                        -------------------
                                        Gary C. Granoff, President